Page 3 of 4 Pages
                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                           (Amendment No. 1)*


                          COLLINS INDUSTRIES, INC.
                    ------------------------------------
                             (Name of Issuer)

                 Common Stock, par value $.10 per share
                  --------------------------------------
                     (Title of Class of Securities)

                               194858106
                             --------------
                             (CUSIP Number)


    (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 194858106
    -------------------------------------------------------------------
    (1)  Name of Reporting Person - Social Security Number
         LEWIS W. EDIGER - S.S.N.: ###-##-####
    -----------------------------------------------------------------
    (2)  Check the Appropriate Box if            (a) [ ]
         a Member of a Group                     (b) [ ]
    -----------------------------------------------------------------
    (3)  SEC Use Only
    -----------------------------------------------------------------
    (4)  Citizenship or Place of Organization
         U.S.A.
    -----------------------------------------------------------------
                             (5)  Sole Voting Power
      Number of                        306,681
       Shares                ----------------------------------------
     Beneficially            (6)  Shared Voting Power
      Owned By
        Each                            14,128
      Reporting              ----------------------------------------
     Person With             (7)  Sole Dispositive Power
                                       306,681
                             ----------------------------------------
                             (8)  Shared Dispositive Power
                                        14,128
                             ----------------------------------------

    (9)  Aggregate Amount Beneficially Owned
         by Each Reporting Person
                 320,809
    -----------------------------------------------------------------
    (10) Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares         [ ]
    -----------------------------------------------------------------
    (11) Percent of Class Represented by Amount in Row (9)
         4.4%
    -----------------------------------------------------------------
    (12) Type of Reporting Person
         IN
    -----------------------------------------------------------------
     Item 1.  Issuer.

         (a)  Name of Issuer: COLLINS INDUSTRIES, INC.

         (b)  Address of issuer's principal executive office:
              421 EAST 30TH AVENUE
              HUTCHINSON, KANSAS 67502-2493

    Item 2.

         (a)  Name of person filing:
              LEWIS W. EDIGER

        (b) Address of principal business office or, if none, residence:
              421 EAST 30TH AVENUE
              HUTCHINSON, KANSAS 67502-2493

         (c)  Citizenship:
              U.S.A.

         (d)  Title of class of securities
              COMMON STOCK, PAR VALUE $.10 PER SHARE

         (e)  CUSIP No.:
              194858106

    Item 3.   Not Applicable.

    Item 4.   Ownership.

                    The  number  and percentage of shares  of  Common
              Stock beneficially owned by the Reporting Person, based on 7,286,887 shares outstanding as of December 8, 1995, are as set forth below. Percentage of ownership is calculated by dividing the number of shares of Common Stock beneficially owned by the Reporting Person, including 75,000 shares subject to options exercisable within 60 days as of December 31, 1995 (the "Issuable Shares"), by the total number of shares of Common Stock outstanding on December 8, 1995 plus the number of Issuable Shares attributable to the Reporting Person.

         (a)  Amount beneficially owned: 320,809

         (b)  Percent of Class: 4.4%

         (c)  Number of shares as to which such person has:

                (i)   Sole  power to vote or to  direct  the
                      vote: 306,681

               (ii)   Shared power to vote or to direct  the
                      vote: 14,128

               (iii)  Sole power to dispose or to direct  the
                      disposition of: 306,681

                (iv) Shared power to dispose or to direct the disposition of: 14,128

    Item 5.   Ownership of 5 Percent or Less of a Class.
              If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following [X].

    Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              Not Applicable.

    Item 8.   Identification  and Classification of  Members  of  the
              Group.
              Not Applicable.

    Item 9.   Notice of Dissolution of Group.
              Not Applicable.

    Item 10.  Certification.
              Not Applicable.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


    Date:  February 13, 1996


                                 /s/ Lewis W. Ediger
                         Name:   Lewis W. Ediger